YUKON-NEVADA GOLD CORP. CONTINUES TO YIELD
EXCITING EXPLORATION DRILL HOLE ASSAY RESULTS

Vancouver, BC – March 19, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce it recently received assay results from the remaining 2008 diamond and reverse circulation drilling at its gold production Jerritt Canyon property 50 miles from Elko, Nevada, USA. Jerritt Canyon is operated by Queenstake Resources USA Ltd., (“Queenstake”) a wholly owned subsidiary of Yukon-Nevada Gold Corp. (“YNG” or the “Company”).

Drilling from surface and underground stations has continued to identify or extend gold mineralization beyond known resources. All drill holes referenced in this release were drilled from June 2 to August 6, 2008 and for which all final assay results were received by March 15, 2010 and shown in the accompanying two maps which can also be found on our website: http://yukon-nevadagold.com/i/maps/SSXSmithDrillholeAssays09-10.pdf

Significant drill hole assays from the 2008 underground exploration drilling are presented in Table 1 below. Drill results are from the SSX-Steer Mine Complex.

          SSX-Steer Complex

          Three of the underground drill hole assay results (SR-198, SR-211, and SR-213) are located in the extreme southeastern margin of the SSX-Steer Complex in Zone 1. SR-198 contains an interval of 20 feet (6.1m) averaging 0.155 ounces of gold per ton (5.31 g/t). This interval starts at 0 feet.

          SR-211 contains an interval of 25 feet (7.6m) averaging 0.159 ounces of gold per ton (5.45 g/tonne). This interval starts at 274 feet (83.5 m).

          SR-213 contains an interval of 15 feet (4.6 m) averaging 0.161 ounces of gold per ton (5.52 g/tonne). This interval starts at 103 feet (31.4 m).

          An additional three underground drill holes (SR-225, SR-226, and SR-227) were drilled in the northwestern part of the SSX-Steer Complex near the Husky Fault. SR-225 contains an interval of 20 feet (6.1 m) averaging 0.169 ounces of gold per ton (5.79 g/t). This interval starts at 403 feet (122.8 m).

          SR-226 contains an interval of 16 feet (4.9m) averaging 0.153 ounces of gold per ton (5.25 g/tonne). This interval starts at 13.5 feet (4.1 m).

          SR-227 has three separate zones of Au mineralization with the highest one including an interval 19.5 feet (5.9 m) averaging 0.270 ounces of gold per ton (9.26 g/t). This interval starts at 300.5 feet (91.6 m).

Table 1. Underground diamond drill hole assays received from April 18, 2009 to March 15, 2010 from the Jerritt Canyon property.

Hole ID	Zone	From (ft)	From (m)	To (ft)	To (m)	Interval (ft)	Interval (m)	Au oz/ton	Au g/tonne
SR-198*	SSX-Steer C.	0	0	20	6.1	20	6.1	0.155	5.31
SR-211	SSX-Steer C.	274	83.5	299	91.1	25	7.6	0.159	5.45
SR-213	SSX-Steer C.	103	31.4	118	36.0	15	4.6	0.161	5.52
SR-225*	SSX-Steer C.	403	122.8	423	128.9	20	6.1	0.169	5.79
SR-226	SSX-Steer C.	13.5	4.1	29.5	9.0	16	4.9	0.153	5.25
SR-227	SSX-Steer C.	300.5	91.6	320	97.5	19.5	5.9	0.270	9.26
	.	330	100.6	345	105.2	15	4.6	0.196	6.72
		353	107.6	370	112.8	17	5.2	0.182	6.24

Notes: * Assayed at Jerritt Canyon Laboratory; the remaining drill holes assayed at ALS Chemex, North Vancouver, B.C.; C. = Complex

Significant drill hole assays from the 2008 surface exploration drilling are presented in Table 2 below. Drill results are from West Mahala (Zone 1 East), Mahala Basin (Zone 8), and the Greater SSX-West Steer areas.

Table 2. Surface reverse circulation drill hole assays received from April 18, 2009 to March 15, 2010 from the Jerritt Canyon property.

Hole ID	Zone	From (ft)	From (m)	To (ft)	To (m)	Interval (ft)	Interval (m)	Au oz/ton	Au g/tonne
MAH-415	W. Mahala- Zone 1 East	1,145	349.0	1,155	352.0	10 (A)	3.0	0.209	7.17
MAH-416	W. Mahala- Zone 1 East	885	269.7	905	275.8	20 (A)	6.1	0.240	8.23
		960	292.6	965	294.1	5	1.5	0.287	9.84
MAH-428	Mahala- Zone 8	795	242.3	820	249.9	25	7.6	0.262	8.98
		835	254.5	850	259.1	15	4.6	0.215	7.37
ST-790*	Greater SSX- W. Steer	445	135.6	465	141.7	20	6.1	0.209	7.17

Notes: * Assayed at Jerritt Canyon Laboratory; the remaining drill holes assayed at ALS Chemex, North Vancouver, B.C.

(A) Includes interval reported by ALS Chemex as >0.292 opt Au; final gravimetric determination not available; value of 0.292 opt Au used for the weighted average Au grade

          Mahala Basin

          Significant assay results from two surface exploration drill holes (MAH-415 and MAH-416) will expand the existing resource at West Mahala. The West Mahala resource area is located within 350 to 2,350 m from the existing mine workings in the southeastern portion of the SSX-Steer Complex. MAH-415 contains an interval of 10 feet (3.0 m) averaging 0.209 ounces of gold per ton (7.17 g/tonne). This interval starts at 1,145 feet (349.0 m).

          MAH-416 contains an interval of 20 feet (6.1 m) averaging 0.240 ounces of gold per ton (8.23 g/tonne). This interval starts at 885 feet (269.7 m).

          MAH-428 contains two mineralized intervals: one interval of 25 feet (7.6m) averaging 0.262 ounces of gold per ton (8.98 g/tonne). This interval starts at 795 feet (242.3m) . This drill hole has a second interval of 15 feet (4.6m) averaging 0.215 ounces of gold per ton (7.37 g/tonne). This interval starts at 835 feet (254.5m) . Both of these intervals occur approximately 480 m northwest of the existing Smith development workings.

          Steer

          ST-790 located approximately 1,000 m west of the Steer Mine area contains an interval of 20 feet (6.1m) averaging 0.209 ounces of gold per ton (7.17 g/tonne). This interval starts at 445 feet (135.6 m) and opens this area up for possible westward resource strike extensions of the previously identified mine resources.

Note that the drill intercepts reported above are not included in the data used in the April 16, 2008 NI 43-101 resource. Assays from an additional 8 surface drill holes and 6 underground drill holes received after April 17, 2009 contained no significant assays (greater than) 0.15 oz/ton. Complete tables of updated assay results for the 2008 surface and underground drilling program may be found on our website: http://www.yukon-nevadagold.com/i/pdf/JC-SRF-DrillData-Mar-16-10.pdf and http://www.yukon-nevadagold.com/i/pdf/JC-UNGD-DrillData-Mar-16-10.pdf

Assays for the drill holes reported in this news release were either done by ALS Chemex, North Vancouver, B.C. or by the Company’s assay laboratory at the Jerritt Canyon Mine, using standard fire assay techniques. The Company’s Quality Assurance and Quality Control protocols are available in the Company’s NI-43-101 Technical Report dated April 16, 2008 and available on www.sedar.com and on our website: http://www.yukon-nevadagold.com/s/JerrittCanyon.asp?ReportID=195388.

Intercepts are reported as drilled. True widths have not yet been calculated; given the geometry of mineralization at Jerritt Canyon, the concept of true width is not always meaningful before delineation drilling has been completed. This News Release was reviewed and approved by the Company’s Senior Geologist, Todd Johnson, M.Sc., the Qualified Person for purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.